Exhibit 99.41

F3 URANIUM CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JANUARY 15, 2025

NOTICE IS HEREBY GIVEN that the Annual General and Special meeting (the “Meeting”) of F3 URANIUM CORP. (the “Company”) will be held at Suite 750 – 1620 Dickson Ave. Kelowna BC, British Columbia V1Y 9Y2 on Wednesday, January 15, 2025, at 10:30 AM (Pacific Time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended June 30, 2024, together with the auditor’s reports thereon;

2.	to fix number of directors at four (4) and elect directors for the ensuing year;

3.	to approve the appointment of Davidson & Company LLP Chartered Professional Accountants, as the Company’s auditor for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditor;

4.	to pass by an ordinary resolution to continue the Company’s 10% Rolling Share Option Plan, as described in the accompanying Information Circular;

5.	To pass, with or without variation, an ordinary resolution of the disinterested shareholders to ratify and approve the amended fixed restricted share unit plan of the Company (the “RSU Plan”), as described in the accompanying Information Circular; and

6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The accompanying management information circular (the “Information Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice are (i) Form of Proxy or Voting Instruction Form, and (ii) Financial Statement Request Form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only shareholders of record at the close of business on November 25, 2024, will be entitled to receive notice of and vote at the Meeting. Shareholders are entitled to vote at the Meeting either in person or by proxy. Each common share (the “Common Shares”) is entitled to one vote.

Notice and Access

The Company is using the notice-and-access procedures (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Circular, Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered Shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs.

The Company will arrange to mail paper copies of the Circular to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials. The Company urges its holders of common shares (each, a “Common Share”) in the capital of the Company (“Shareholders”) to review the Circular before voting.

WEBSITE ADDRESSES WHERE MEETING MATERIALS ARE POSTED

The Circular together with related materials have been posted and are available for review on the Company’s profile on SEDAR+ at www.sedarplus.ca and its website at https://www.sedarplus.ca/landingpage The Circular and related materials are also available at https://f3uranium.com/investors/agm-materials

Shareholders may also contact the Company to receive paper materials at 1 778-484-8030 Request should be made prior to January 13, 2025 and may de dependant on the current Canadian Postal Strike.

Requesting Printed Meeting Materials

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by email at corpadmin@f3uranium.com

VOTING MY COMMON SHARES (Please note that you cannot vote by returning this notice.)

Registered Shareholders and Non-Objecting Beneficial Owners

Registered Shareholders and Non-Objecting Beneficial Shareholders are reminded that in order to ensure that their Common Shares are voted at the Meeting they have four ways to submit their completed VIF:

VOTE USING THE INTERNET	DELIVERY OF PROXY/VIF BY FAX	DELIVERY OF PROXY / VIF BY MAIL
www.investorvote.com	within North America at 1-866-249-7775, outside North America at (416) 263-9524	8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1

QUESTIONS AND ADDITIONAL INFORMATION

A Shareholder may also obtain additional information about the Notice-and-Access Provisions by contacting the Company at info@f3uraniumcorp.com

DATED at Vancouver, British Columbia, this 26th day of November, 2024.

BY ORDER OF THE BOARD OF DIRECTORS:

Signed: /s/ “Devinder Randhawa”
DEVINDER RANDHAWA Chief Executive Officer, Chairman and Director

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F3 URANIUM CORP.

MANAGEMENT INFORMATION CIRCULAR

(all information is as at November 25, 2024 unless otherwise noted)

PROXY INFORMATION

Solicitation of Proxies

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of F3 uranium Corp. (“F3” or the “Company”) for use at the annual general and special meeting (the “Meeting”) of shareholders (“Shareholders”) to be held on Wednesday, January 15, 2025, and at any adjournments thereof at the time and place, and for the purposes, set forth in the accompanying Notice of Meeting.

While it is expected that the solicitations will be primarily by mail, proxies may be solicited personally or by telephone, without special compensation, by directors, officers and regular employees of F3 or by agents retained for that purpose. The Company does not have any contract or arrangement for the solicitation with any specially engaged employees or soliciting agents. The Company does not reimburse Shareholders’ nominees or agents (including brokers and other persons holding shares on behalf of clients) for any costs incurred in obtaining from their principals proper authorization to execute proxies. The Company does not reimburse brokers and other persons holding shares in their own name or in the names of their nominees for expenses incurred in sending proxies and proxy materials to the beneficial owners thereof in obtaining their proxies.

All costs of all solicitations on behalf of management will be borne by the Company.

NOTICE-AND-ACCESS

The Company has elected to use the “notice-and-access” provisions under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its shareholders who do not hold their Common Shares in their own name but rather hold their Common Shares indirectly through accounts with such institutions as brokerage firms, banks and trust companies (referred to in this Circular as “Beneficial Shareholders”). The Company will also be using the Notice-and-Access Provisions in respect of mailings to its Registered Shareholders. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials, online.

The Company will be delivering proxy-related materials directly to non-objecting Beneficial Shareholders and indirectly through intermediaries to objecting Beneficial Shareholders, and the Company intends to pay intermediaries for the delivery of such material.

The Circular together with related materials have been posted and are available for review on the Company’s profile on SEDAR+ at www.sedarplus.ca. The Circular and related proxy materials are also available on the corporate website at https://f3uranium.com/investors/agm-materials/

HOW TO OBTAIN PAPER COPIES OF MEETING MATERIALS:

Shareholders may request that paper copies of the Meeting materials be sent to them by contacting the Company at corpadmin@f3uranium.com

In order to allow Shareholders a reasonable time to receive paper copies of the Circular and related materials by mail and to vote their Common Shares, it is recommended that requests for Meeting materials be received on or before January 13, 2025. However, requests for Meeting materials may be made up to one year from the date the Circular was filed. A

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INSTRUCTIONS ON VOTING AT THE MEETING

How to vote depends on whether you are a Registered Shareholder or Beneficial Shareholder. You are a Registered Shareholder if the Common Shares you own are registered directly in your name. You are a Beneficial Shareholder if the Common Shares you own are registered for you in the name of an intermediary such as a bank, trust company, securities broker or other nominee (each, an “Intermediary”). Registered Shareholders may vote their Common Shares in the following ways: (1) in advance of the Meeting by submitting the Proxy provided herewith by mail, internet, telephone or fax, as outlined below under “Voting in Advance of the Meeting” or (2) during the Meeting by voting online through the live audio webcast platform.

For the purposes of Item 3 of Form 51-102F5 under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, the Company advises that no director of the Company has informed management in writing that such director intends to oppose any action intended to be taken by management at the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the common shares of the Company (“Common Shares”) represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders of the Company (“Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders may choose one of the following options to submit their proxy:

(a)	complete, date and sign the Proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1- 866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)	use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the control number; or

(c)	use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the control number.

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In all cases the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker (an “intermediary”). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs, should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting, and the appointment of any shareholder’s representative.

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If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted at the Meeting and to vote your Common Shares at the Meeting.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITES

The Company is authorized to issue an unlimited number of common shares without par value. As at the close of business on the Record Date being November 25, 2024 - 514,159,063 Common Shares were issued and outstanding. Each shareholder entitled to receive notice of and to vote at the Meeting is entitled to one vote for each common share registered in his or her name at the close of business on November 25, 2024.

Under the Company’s current By-Laws, the quorum for the transaction of business at a Meeting of shareholders is two persons present, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing by proxy not less than 10% of the votes entitled to be cast at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders will have one vote, and on a poll every shareholder present in person or represented by a Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder’s name on the list of shareholders as at the Record Date, which is available for inspection during normal business hours at the Company’s transfer agent and will be available at the Meeting.

To the best of the knowledge of our directors and senior officers, no person or corporation beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of our issued Common Shares.

As of the date hereof, the directors and executive officers of the Company, as a group, owned beneficially, directly or indirectly, or exercised control or direction over, approximately 17,199,274 Common Shares representing approximately 3.35% of the issued Common Shares.

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

For the purpose of this paragraph, “person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; and (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in our Annual Information Form since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means:

a)	a director or executive officer of the Company;

b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and

d)	the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

1.	FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended June 30, 2024, will be placed before you at the Meeting. They have been mailed to the shareholders who have requested they receive a copy of same together with the Notice of Meeting and this Information Circular. These audited financial statements are available at www.sedarplus.ca and on the Company’s website at www.f3uranium.com.

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No approval or other action needs to be taken at the Meeting in respect of these documents.

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, both of the Canadian Securities Administrators, a person or corporation who in the future wishes to receive annual and interim financial statements from the Company must deliver a written request for such material to the Company. Shareholders who wish to receive annual and interim financial statements are encouraged to complete the appropriate section on the Financial Statement Request Form attached to this Information Circular and send it to the Company.

2.	ELECTION OF DIRECTORS

Number of Directors

Under the Company’s by-laws and pursuant to the Canada Business Corporations Act, the number of directors may be set by ordinary resolution but shall not be fewer than three. The Company currently has five (5) directors. All five (5) directors are being put forward by management of the Company for election at the Meeting.

The Company’s management recommends that the shareholders vote in favor of the resolution setting the number of directors at four (4) Unless you give other instructions, the Management Proxyholders intend to vote FOR the resolution setting the number of directors at four (4)

Nominees for Election

Directors of the Company are elected for a term of one year. The term of office of each of the nominees proposed for election as a director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time.

The following table sets out the names of management’s nominees for election as directors, their respective Province or State and Country of residence, the periods during which incumbent directors have served as directors and their committee memberships, the positions and offices with the Company and its subsidiary held by each nominee, if any, the present principal occupation business or employment of each nominee, including the name and principal business of any company in which such employment is carried on, and the number of Common Shares and percentage of the issued Common Shares, and the number of incentive stock options (“Options”) beneficially owned, or controlled or directed, by each nominee as of the Record Date.

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Each of the nominees has agreed to stand for election and management of the Company is not aware of any intention of any of them not to do so. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

Name, position and place of residence (1)	Principal Occupation, Business or Employment (1)	Director since	Number of shares beneficially owned, directly or indirectly, or controlled or directed
Devinder Randhawa (4) CEO, Chairman & Director British Columbia, Canada	President and founder of RD Capital Inc. Devinder serves as the CEO of Fission 3.0 Corp., Strathmore Plus Uranium Corp., Shine Minerals Corp. and Genesis AI Corp.	September 28, 2013	12,555,172 Shares (6) 8,963,000 Options 12,272,618 RSUs
Raymond Ashley President, Director British Columbia, Canada	Mr. Ashley is a geoscientist with more than 40 years’ experience in the exploration industry.	April 4, 2023	1,103,750 Shares (7) 6,060,000 Options 6,300,000 RSUs
John DeJoia(3) (4) (5) Director New Mexico, USA	Mr. DeJoia is a Professional Geologist and has over 50 years in the uranium and nuclear industry and has held positions as Chief Geologist, Director of Technical Services, Construction/Program Manager and Senior Vice-President.	April 4, 2023	40,394 Shares 2,783,000 Options 1,000,000 RSUs
Terrence Osier (3) (4)(5) Director Wyoming, USA

Mr. Terrence Osier is a Professional Geologist with 18 years of experience in the uranium industry.

Terrence is also the Vice President of Exploration for Strathmore Plus Uranium Corp., a company that is currently exploring and permitting uranium projects in the state of Wyoming.

		April 4, 2023	41 Shares 2,783,000 Options 1,000,000 RSUs

NOTES:

(1)	The information as to state and country of residence, principal occupation, business or employment has been furnished by the respective nominees.

(2)	Information as to shares beneficially owned, not being within our knowledge has been furnished by the respective person, has been extracted from the list of registered shareholders maintained by the Company’s transfer agent, has been obtained from insider reports filed by respective person and available through the internet at the Canadian System for Electronic Disclosure by insiders (www.sedi.ca)

(3)	Member of the Audit Committee

(4)	Member of the Nominating and Corporate Governance Committee – Devinder Randhawa is the Chairperson.

(5)	Member of the Compensation Committee – John DeJoia is the Chairperson.

(6)	1,187,550 shares held by RD Capital Inc., a company wholly-owned and controlled by Devinder Randhawa.

(7)	669,375 shares are held by Ashley Exploration, a company wholly-owned and controlled by Raymond Ashley.

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BOARD OF DIRECTORS INFORMATION AND BIOGRAPHIES

DEVINDER RANDHAWA – Chairman, CEO and Director

Mr. Randhawa, the Company’s CEO is an expert in the natural resources and energy markets he received a Bachelor’s Degree in Business Administration with honors from Trinity Western College of Langley, British Columbia in 1983 and received his Master in Business Administration from the University of British Columbia. He has enjoyed a long and successful track record as a Chairman and CEO in the public sector. In this capacity he has founded and grown several highly successful junior resource exploration companies and has won several industry awards, including: The Northern Miner’s “Mining Person of the Year”, EY’s Entrepreneur of the Year (finalist), Finance Monthly’s “Deal Maker of the Year” and The Mining Journal’s “Excellence” award. Prior to becoming a C-level executive of mining exploration companies, Dev initially worked in the field of investment banking. He left to start his own junior mining corporation in 1996 in order to run a company that allowed him to take the long view and build something more lasting. The skills and experience that he acquired as a broker helped him to develop a great understanding of the components that allow a resource company to succeed. A great management team and a great Geo team form the core of his approach and his track record speaks for itself.

RAYMOND ASHLEY – President and Director

Mr. Ashley serves as the Company’s President and is a geoscientist with more than 40 years’ experience in the exploration industry. He was a key member of the technical team, as VP Exploration, in the discovery and expansion of Fission Energy’s J Zone at Waterbury Lake in 2010 and Fission Uranium’s Triple R high grade uranium deposit at the PLS Project in 2012. Most recently, at F3 Uranium’s PLN Project, he led the team in discovering the JR Zone in November 2022, the Athabasca Basin’s newest high grade uranium discovery. Mr. Ashley has varied experience ranging from early-stage exploration to discovery and feasibility. He has been the VP Exploration, managing all F3 Uranium Corp ’s exploration programs since the Company’s inception in late 2013. Raymond is a registered professional geoscientist in Saskatchewan and Alberta and received a BSc. Degree in Geophysics from McGill University, Montreal in 1985.

JOHN DEJOIA - Director

Mr. DeJoia has over 40 years in the uranium industry and holds a B.S. in Geology from the University of Wyoming. John has held positions as Chief Geologist, Director of Technical Services, Construction Manager and Senior Vice President positions. He has worked in every sector of the uranium industry, including mining, where he was directly responsible for mining 22 million pounds of uranium, along with managing Geologic, Engineering, Environmental and Land projects throughout his career. He has also worked in open-pit, underground and In-Situ uranium production, exploration, mine development and nuclear remediation.

TERRENCE OSIER - Director

Mr. Osier is a Professional Geologist with 18 years of experience in the uranium industry. He is currently the Vice President of Exploration for Strathmore Plus Uranium Corporation, a US-focused company that is currently exploring and permitting uranium projects in the state of Wyoming. From 2004 to 2013, Mr. Osier was the lead geologist for Strathmore Minerals Corp. in their Wyoming operations. Mr. Osier has a Master of Science in Geology from Idaho State University, and a Bachelor of Science in Geology from Western Washington University.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

As at the date of this Information Circular, to the knowledge of the Company, no proposed nominee for election as a director of the Company (nor any of his or her personal holding companies) has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

No proposed nominee for election as a director of the Company is, or has been, within 10 years before the date of this Information Circular:

1.	A director, chief executive officer or chief financial officer of any company (including the Company and any personal holding company of the proposed director) that, while that person was acting in that capacity:

(a)	was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order) or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”); or

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(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

2.	A director or executive officer of any company (including the Company) and any personal holding company of the proposed director) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no nominee for director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The Company’s management recommends that the shareholders vote FOR the election of the proposed nominees as directors of the Company for the ensuing year. Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the nominees named in this Information Circular.

3.	APPOINTMENT OF THE AUDITOR

At the Meeting Davidson & Company LLP Chartered Professional Accountants will be recommended by management and the Board of Directors for re-appointment as auditor of the Company for the ensuing year at a remuneration to be fixed by the directors. See Page 26 – Audit Committee – External Service Fees. Davidson & Company LLP. Professional Accountants have been the Company’s auditor since October 4, 2024 and took over from Charlton & Company Chartered Professional Accountants. Change of Auditor notices can be found on SEDARplus.

The Company’s management recommends that the shareholders vote in favour of the appointment of Davidson & Company LLP Chartered Professional Accountants, as the Company’s auditor for the ensuing year and grant the Board of Directors the authority to determine the remuneration to be paid to the auditor.

Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the appointment of Davidson & Company LLP Chartered Professional Accountants, to act as the Company’s auditor until the close of its next annual general meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

4.	APPROVAL OF STOCK OPTION PLAN

At the Meeting, Shareholders will be asked to approve the continuation of the Company’s 10% rolling incentive stock option plan (the “Option Plan”). The Option Plan was approved by the Board on March 29, 2022, and by the Company’s shareholders on November 20, 2023, and subsequently by the TSX Venture Exchange (the “Exchange”).

The purpose of the Option Plan is to, among other things: (i) provide the Company with a mechanism to attract, retain and motivate qualified directors, officers, employees and consultants of the Company and its subsidiaries; (ii) reward directors, officers, employees and consultants that have been granted stock options (each, an “Option”) under the Option Plan for their contributions toward the long-term goals and success of the Company; and (iii) enable and encourage such directors, officers, employees and consultants to acquire Shares of the Company as long-term investments and proprietary interests in the Company.

A summary of certain provisions of the Option Plan is set out below, and a full copy of the Option Plan is available on SEDARPlus or can be requested from the Company by emailing corpadmin@f3uranium.com. This summary is qualified in its entirety to the full copy of the Option Plan.

SUMMARY OF THE OPTION PLAN

Eligibility

The Option Plan allows the Company to grant Options to attract, retain and motivate qualified directors, officers, employees and consultants of the Company and its subsidiaries (collectively, the “Option Plan Participants”).

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Number of Shares Issuable

The aggregate number of Shares that may be issued to Option Plan Participants under the Option Plan will be that number of Shares equal to 10% of the issued and outstanding Shares on the particular date of grant of the Option.

Limits of Participation

The Option Plan provides for the following limits on grants, for so long as the Company is subject to the requirements of the Exchange, unless disinterested Shareholder approval is obtained or unless permitted otherwise pursuant to the policies of the Exchange:

(i)	the maximum number of Shares that may be issued to any one Option Plan Participant (and where permitted pursuant to the policies of the Exchange, any company that is wholly owned by the Option Plan Participant) under the Option Plan, together with any other security based compensation arrangements, within a twelve (12) month period, may not exceed 5% of the issued Shares calculated on the date of grant;

(ii)	the maximum number of Shares that may be issued to insiders collectively under the Option Plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 10% of the issued Shares calculated on the date of grant; and

(iii)	the maximum number of Shares that may be issued to insiders collectively under the Option Plan, together with any other security-based compensation arrangements, may not exceed 10% of the issued Shares at any time.

For so long as such limitation is required by the Exchange, the maximum number of Options which may be granted within any twelve (12) month period to Option Plan Participants who perform investor relations activities must not exceed 2% of the issued and outstanding Shares, and such Options must vest in stages over twelve (12) months with no more than 25% vesting in any three (3) month period. In addition, the maximum number of Shares that may be granted to any one consultant under the 2023 Option Plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 2% of the issued Shares calculated on the date of grant.

Administration

The plan administrator of the Option Plan (the “Option Plan Administrator”) will be the Board or a committee of the Board, if delegated. The Option Plan Administrator will, among other things, determine which directors, officers, employees or consultants are eligible to receive Options under the Option Plan; determine conditions under which Options may be granted, vested or exercised, including the expiry date, exercise price and vesting schedule of the Options; establish the form of option certificate (“Option Certificate”); interpret the Option Plan; and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Option Plan.

Subject to any required regulatory or shareholder approvals, the Option Plan Administrator may also, from time to time, without notice to or without approval of the Shareholders or the Option Plan Participants, amend, modify, change, suspend or terminate the Options granted pursuant thereto as it, in its discretion, determines appropriate, provided that no such amendment, modification, change, suspension or termination of the Option Plan or any Option granted pursuant thereto may materially impair any rights of an Option Plan Participant or materially increase any obligations of an Option Plan Participant under the Option Plan without the consent of such Option Plan Participant, unless the Option Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements or as otherwise permitted pursuant to the Option Plan.

All of the Options are subject to the conditions, limitations, restrictions, vesting, exercise and forfeiture provisions determined by the Option Plan Administrator, in its sole discretion, subject to such limitations provided in the Option Plan and will be evidenced by an Option Certificate. In addition, subject to the limitations provided in the Option Plan and in accordance with applicable law, the Option Plan Administrator may accelerate the vesting of Options, cancel or modify outstanding Options and waive any condition imposed with respect to Options or Shares issued pursuant to Options.

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Exercise of Options

Options shall be exercisable as determined by the Option Plan Administrator at the time of grant, provided that no Option shall have a term exceeding ten (10) years so long as the Shares are listed on the Exchange.

Subject to all applicable regulatory rules, the vesting schedule for an Option, if any, shall be determined by the Option Plan Administrator. The Option Plan Administrator may elect, at any time, to accelerate the vesting schedule of an Option, and such acceleration will not be considered an amendment to such Option and will not require the consent of the Option Plan Participant in question. However, no acceleration to the vesting schedule of an Option granted to an Option Plan Participant performing investor relations services may be made without prior acceptance of the Exchange.

The exercise price of an Option shall be determined by the Option Plan Administrator and cannot be lower than the greater of: (i) the minimum price required by the Exchange; and (ii) the market value of the Shares on the applicable grant date.

An Option Plan Participant may exercise the Options in whole or in part through any one of the following forms of consideration, subject to applicable laws, prior to the expiry date of such Options, as determined by the Option Plan Administrator:

●	the Option Plan Participant may send a wire transfer, certified cheque or bank draft payable to the Company in an amount equal to the aggregate exercise price of the Shares being purchased pursuant to the exercise of the Option;

●	subject to approval from the Option Plan Administrator and the Shares being traded on the Exchange, a brokerage firm may be engaged to loan money to the Option Plan Participant in order for the Option Plan Participant to exercise the Options to acquire the Shares, subsequent to which the brokerage firm shall sell a sufficient number of Shares to cover the exercise price 10 of such Options to satisfy the loan. The brokerage firm shall receive an equivalent number of Shares from the exercise of the Options, and the Option Plan Participant shall receive the balance of the Shares or cash proceeds from the balance of such Shares; and

●	subject to approval from the Option Plan Administrator and the Shares being traded on the Exchange, consideration may be paid by reducing the number of Shares otherwise issuable under the Options, in lieu of a cash payment to the Company, an Option Plan Participant, excluding those providing investor relations services, only receives the number of Shares that is equal to the quotient obtained by dividing: (i) the product of the number of Options being exercised multiplied by the difference between the volume-weighted average trading price of the Shares and the exercise price of the Options, by (ii) the volume-weighted average trading price of the Shares.

If an exercise date for an Option occurs during a trading black-out period imposed by the Company to restrict trades in its securities, then, notwithstanding any other provision of the Option Plan, the Option shall be exercised no more than ten business days after the trading black-out period is lifted by the Company, subject to certain exceptions.

Any Options granted to an Option Plan Participant under the Option Plan shall terminate at a date no later than twelve (12) months from the date such Option Plan Participant ceases to be an Option Plan Participant.

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Termination of Employment or Services and Change in Control

The following describes the impact of certain events that may, unless otherwise determined by the Option Plan Administrator or as set forth in an Option Certificate, lead to the early expiry of Options granted under the Option Plan.

Termination by the Company for cause:	Forfeiture of all unvested Options. The Option Plan Administrator may determine that all vested Options shall be forfeited, failing which all vested Options shall be exercised in accordance with the Option Plan.
Voluntary resignation of an Option Plan Participant:	Forfeiture of all unvested Options. Exercise of vested Options in accordance with the Option Plan.
Termination by the Company other than for cause:	Acceleration of vesting of a portion of unvested Options in accordance with a prescribed formula as set out in the Option Plan. Forfeiture of the remaining unvested Options. Exercise of vested Options in accordance with the Option Plan.
Death or disability of an Option Plan Participant:	Acceleration of vesting of all unvested Options. Exercise of vested Options in accordance with the Option Plan.
Termination or voluntary resignation for good reason within twelve (12) months of a control:	Exercise of vested Options in accordance with the change in Option Plan.

In the event of a triggering event, which includes a change in control, dissolution or winding-up of the Company, a material alteration of the capital structure of the Company and a disposition of all or substantially all of the Company’s assets, the Option Plan Administrator may, without the consent of the Option Plan Participant, cause all or a portion of the Options granted to terminate upon the occurrence of such event.

Amendment or Termination of the Option Plan

Subject to any necessary regulatory approvals, the Option Plan may be suspended or terminated at any time by the Option Plan Administrator, provided that no such suspension or termination shall alter or impact any rights or obligations under an Option previously granted without the consent of the Option Plan Participant.

The following limitations apply to the Option Plan and all Options thereunder as long as such limitations are required by the Exchange:

●	any adjustment to Options, other than in connection with a security consolidation or security split, is subject to prior Exchange acceptance;

●	any amendment to the Option Plan is subject to prior Exchange acceptance, except for amendments to reduce the number of Shares issuable under the Option Plan, to increase the exercise price of Options or to cancel Options;

●	any amendments made to the Option Plan shall require regulatory and Shareholder approval, except for amendments to: (i) fix typographical errors; and (ii) clarify existing provisions of the Option Plan and which do not have the effect of altering the scope, nature and intent of such provisions; and;

●	the exercise price of an Option previously granted to an insider must not be reduced, or the extension of the expiry date of an Option held by an insider may not be extended, unless the Company has obtained disinterested shareholder approval to do so in accordance with Exchange policies.

Subject to the foregoing limitations and any necessary regulatory approvals, the Option Plan Administrator may amend any existing Options or the Option Plan or the terms and conditions of any Option granted thereafter, although the Option Plan Administrator must obtain written consent of the Option Plan Participant (unless otherwise excepted out by a provision of the Option Plan) where such amendment would materially decrease the rights or benefits accruing to an Option Plan Participant or materially increase the obligations of an Option Plan Participant.

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Company Option Plan Resolution

At the Meeting, the Shareholders of the Company will be asked to consider and approve an ordinary resolution, in substantially the following form, in order to approve the continuation of the Option Plan, which resolution requires approval of greater than 50% of the votes cast by the Shareholders who, being entitled to do so, vote, in person or by proxy, on the ordinary resolution at the Meeting:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

a)	subject to final acceptance of the TSX Venture Exchange (the “TSXV”), the Company’s 10% rolling stock option plan (the “Option Plan”), dated November 26, 2024 , is hereby approved;

b)	the directors of the Company or any committee of the board of directors of the Company are hereby authorized to grant stock options (each, an “Option”) pursuant to the Option Plan to those eligible to receive Options thereunder;

c)	any one (1) director or officer of the Company is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in such director’s opinion may be necessary to give effect to the matters contemplated by these resolutions; and

d)	notwithstanding that this resolution be passed by the shareholders of the Company, the continuation of the 10% rolling stock option plan is conditional upon receipt of final approval of the TSXV, and the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable to the directors.”

RECOMMENDATION OF THE BOARD

The Board has determined that the Option Plan is in the best interests of the Company and the Shareholders and unanimously recommends that the Shareholders vote in favour of approving the Option Plan. In the absence of any contrary directions, it is the intention of management to vote proxies in the accompanying form FOR the foregoing resolution.

The Board reserves the right to amend any terms of the Option Plan or not to proceed with the Option Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Company and the Shareholders and to do so in light of any subsequent event or development occurring after the date of the Information Circular.

5.	APPROVAL OF THE AMENDED EQUITY INCENTIVE PLAN OF THE COMPANY

At the Meeting, Shareholders will be asked to re-approve a resolution approving the Company’s equity incentive plan (the “Equity Incentive Plan”). The Equity Incentive Plan was approved by the Board on September 5, 2022, and has been approved by the TSX- Venture Exchange. The Board has determined that it is in the best interests of the Company to continue the security-based compensation plan which would provide the Company with the ability and flexibility to make broader and different forms of equity rewards as part of its need to retain a competitive compensation structure for its directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to, among other things: (i) provide the Company with a mechanism to attract, retain and motivate qualified directors, officers, employees and consultants of the Company and its subsidiaries; (ii) reward directors, officers, employees and consultants that have been granted Awards (as defined below) under the Equity Incentive Plan for their contributions toward the long-term goals and success of the Company; and (iii) enable and encourage such directors, officers, employees and consultants to acquire Shares of the Company as long-term investments and proprietary interests in the Company. The approval of the Equity Incentive Plan by the Board is subject to approval of the Shareholders and to the final acceptance of the Exchange.

A summary of certain provisions of the Equity Incentive Plan is set out below, and a full copy of the Equity Incentive Plan is Available on SEDARPlus as part of the 2023 AGM materials or can be requested from the Company by emailing corpadmin@f3uranium.com. This summary is qualified in its entirety to the full copy of the Equity Incentive Plan.

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SUMMARY OF EQUITY INCENTIVE PLAN

ELIGIBILITY

The Equity Incentive Plan provides flexibility to the Company to grant equity-based incentive awards in the form of restricted share units (“RSUS”), performance share units (“PSUS”) and deferred share units (“DSUS”) (collectively, the “awards”) to attract, retain and motivate qualified directors, officers, employees and consultants of the company and its subsidiaries, excluding any persons who perform investor relations activities on behalf of the company or any of its subsidiaries (collectively, the “equity incentive plan participants”).

NUMBER OF SHARES ISSUABLE

To amend the aggregate number of common shares in the capital of the company (each, a “share”) that may be issued to equity incentive plan participants under the equity incentive plan to not exceed 51,415,906 subject to adjustment as provided for in the equity incentive plan and approved by disinterested shareholders at a duly called meeting.

LIMITS ON PARTICIPATION

The Equity Incentive Plan provides for the following limits on grants, for so long as the company is subject to the requirements of the exchange, unless disinterested shareholder approval is obtained or unless permitted otherwise pursuant to the policies of the exchange:

(i)	the maximum number of shares that may be issued to any one equity incentive plan participant (and where permitted pursuant to the policies of the exchange, any company that is wholly owned by the equity incentive plan participant) under the equity incentive plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 5% of the issued shares calculated on the date of grant;

(ii)	the maximum number of shares that may be issued to insiders collectively under the equity incentive plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 10% of the issued shares calculated on the date of grant; and

(iii)	the maximum number of shares that may be issued to insiders collectively under the equity incentive plan, together with any other security-based compensation arrangements, may not exceed 10% of the issued shares at any time.

For so long as such limitation is required by the Exchange, the maximum number of Shares that may be granted to any one consultant under the Equity Incentive Plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 2% of the issued Shares calculated on the date of grant.

ADMINISTRATION

The plan administrator of the Equity Incentive Plan (the “Equity Incentive Plan Administrator”) will be the Board or a committee of the Board, if delegated. The Equity Incentive Plan Administrator will, among other things, determine which directors, officers, employees or consultants are eligible to receive Awards under the Equity Incentive Plan; determine any vesting provisions or other restrictions on Awards; determine conditions under which Awards may be granted, vested or settled, including establishing performance goals; establish the form of Award agreement (“Award Agreement”); interpret the Equity Incentive Plan; and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.

Subject to any required regulatory or shareholder approvals, the Equity Incentive Plan Administrator may also, from time to time, without notice to or without approval of the Shareholders or the Equity Incentive Plan Participants, amend, modify, change, suspend or terminate the Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that no such amendment, modification, change, suspension or termination of the Equity Incentive Plan or any Award granted pursuant thereto may materially impair any rights of an Equity Incentive Plan Participant or materially increase any obligations of an Equity Incentive Plan Participant under the Equity Incentive Plan without the consent of such Equity Incentive Plan Participant, unless the Equity Incentive Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements or as otherwise permitted pursuant to the Equity Incentive Plan.

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All of the Awards are subject to the conditions, limitations, restrictions, vesting, settlement and forfeiture provisions determined by the Equity Incentive Plan Administrator, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan and will be evidenced by an Award Agreement. In addition, subject to the limitations provided in the Equity Incentive Plan and in accordance with applicable law, the Equity Incentive Plan Administrator may accelerate the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or Shares issued pursuant to Awards.

Subject to the terms and conditions of the Equity Incentive Plan, the Plan Administrator, may, in its discretion, credit outstanding Share Units and DSUs with dividend equivalents in the form of additional Share Units and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Dividend equivalents credited to an Equity Incentive Plan Participant’s accounts shall vest in proportion to the Share Units and DSUs to which they relate, and shall be settled in accordance with terms of the Plan. Where the issuance of Shares pursuant to the settlement of dividend equivalents will result in the Company having insufficient Shares available for issuance or would result in the Company breaching its limits on grants of Awards, as set out above, the Company shall settle such dividend equivalents in cash.

SETTLEMENT OF VESTED SHARE UNITS

The Equity Incentive Plan provides for the grant of restricted share units (each, a “RSU”). A RSU is a unit equivalent in value to a Share which entitles the holder to receive one Share, or cash, or a combination thereof for each vested RSU. RSUs shall, unless otherwise determined by the Equity Incentive Plan Administrator, and as specifically set out in the Award Agreement, vest, if at all, following a period of continuous employment of the Equity Incentive Plan Participant with the Company or a subsidiary of the Company.

The Equity Incentive Plan also provides for the grant of performance share units (each, a “PSU”, together with RSUs, the “Share Units”), which entitles the holder to receive one Share, or cash, or a combination thereof, for each vested PSU. PSUs shall, unless otherwise determined by the Equity Incentive Plan Administrator, and as specifically set out in the Award Agreement, vest, if at all, subject to the attainment of certain performance goals and satisfaction of such other conditions to vesting, if any, as many be determined by the Equity Incentive Plan Administrator.

Except where an Equity Incentive Plan Participant dies or ceases to be an Equity Incentive Plan Participant due to a change in control of the Company, no Share Unit shall vest prior to the first anniversary of its date of grant. Upon settlement of the Share Units, which shall be within sixty (60) days of the date that the applicable vesting criteria are met, deemed to have been met or waived, and in any event no later than three years following the end of the year in respect of which the Share Units are granted, holders of the Share Units will receive any, or a combination of, the following (as determined solely at the discretion of the Equity Incentive Plan Administrator):

(i)	one fully paid and non-assessable Share issued from treasury in respect of each vested Share Unit; or

(ii)	a cash payment, which shall be determined by multiplying the number of Share Units redeemed for cash by the market value of a Share (calculated with reference to the five (5) day volume weighted average trading price, and subject to a minimum price as set out in the Equity Incentive Plan) (the “Market Price”) on the date of settlement.

The Company reserves the right to change its allocation of Shares and/or cash payment in respect of a Share Unit settlement at any time up until payment is actually made. If a settlement date for an Share Unit occurs during a trading black-out period imposed by the Company to restrict trades in its securities, then, notwithstanding any other provision of the Equity Incentive Plan, the Share Unit shall be settled no more than ten (10) business days after the trading black-out period is lifted by the Company, subject to certain exceptions.

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SETTLEMENT OF VESTED DSUS

The Equity Incentive Plan also provides for the grant of deferred share units (each, a “DSU”). A DSU is a unit equivalent in value to a Share which entitles the holder to receive one Share, or cash, or a combination thereof, for each vested DSU on a future date following the Equity Incentive Plan Participant’s separation of services from the Company or its subsidiaries. Except where an Equity Incentive Plan Participant dies or ceases to be an Equity Incentive Plan Participant due to a change in control of the Company and as set out below, no DSU shall vest prior to the first anniversary of its date of grant. Upon settlement of the DSUs, which shall be no earlier than the date of the Equity Incentive Plan Participant’s termination of services to the Company or its subsidiaries and no later than one (1) year after such date, holders of DSUs will receive any or a combination of the following (as determined solely at the discretion of the Equity Incentive Plan Administrator):

(i)	one (1) fully paid and non-assessable Share issued from treasury in respect of each vested DSU; or

(ii)	a cash payment, determined by multiplying the number of DSUs redeemed for cash by the Market Price of a Share on the date of settlement.

In addition to grants made by the Equity Incentive Plan Administrator to all Equity Incentive Plan Participants, directors of the Company may elect, subject to acceptance by the Company, in whole or in part, of such election, to receive any portion of their director’s fees to be payable in DSUs. The Company reserves the right to change its allocation of Shares and/or cash payment in respect of a DSU settlement at any time up until payment is actually made. If a settlement date for a DSU occurs during a trading black-out period imposed by the Company to restrict trades in its securities, then, notwithstanding any other provision of the Equity Incentive Plan, the DSU shall be settled no more than ten (10) business days after the trading black-out period is lifted by the Company, subject to certain exceptions.

TERMINATION OF EMPLOYMENT OR SERVICES AND CHANGE IN CONTROL

The following describes the impact of certain events that may, unless otherwise determined by the Equity Incentive Plan Administrator or as set forth in an Award Agreement, lead to the early expiry of Awards granted under the Equity Incentive Plan.

Termination by the Company for cause:	Forfeiture of all unvested Awards. The Plan Administrator may determine that all vested Awards shall be forfeited, failing which all vested Awards shall be settled in accordance with the Equity Incentive Plan.
Voluntary resignation of an Equity Incentive Plan Participant:	Forfeiture of all unvested Awards. Settlement of all vested Awards in accordance with the Equity Incentive Plan.
Termination by the Company other than for cause:	Acceleration of vesting of a portion of unvested Awards in accordance with a prescribed formula as set out in the Equity Incentive Plan. Forfeiture of the remaining unvested Awards. Settlement of all vested Awards in accordance with the Equity Incentive Plan.
Death or disability of an Equity Incentive Plan Participant:	Acceleration of vesting of all unvested Awards. Settlement of all vested Awards in accordance with the Equity Incentive Plan.
Termination or voluntary resignation for good reason within twelve (12) months of a change in control:	Acceleration of vesting of all unvested Awards. Settlement of all vested Awards in accordance with the Equity Incentive Plan.

Any Awards granted to an Equity Incentive Plan Participant under the Equity Incentive Plan shall terminate at a date no later than twelve (12) months from the date such Equity Incentive Plan Participant ceases to be an Equity Incentive Plan Participant.

In the event of a triggering event, which includes a change in control, dissolution or winding-up of the Company, a material alteration of the capital structure of the Company and a disposition of substantially all of the Company’s assets, the Plan Administrator may, without the consent of the Equity Incentive Plan Participant, cause all or a portion of the Awards granted to terminate upon the occurrence of such event, subject to any necessary approvals.

AMENDMENT OR TERMINATION OF THE EQUITY INCENTIVE PLAN

Subject to the approval of the Exchange, where required, the Equity Plan Administrator may from time to time, without notice to or approval of the Equity Incentive Plan Participants or Shareholders, terminate the Equity Incentive Plan. Amendments made to the Equity Incentive Plan shall require regulatory and Shareholder approval, except for amendments to: (i) fix typographical errors; and (ii) clarify existing provisions of the Equity Incentive Plan and which do not have the effect of altering the scope, nature and intent of such provisions.

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COMPANY EQUITY INCENTIVE PLAN RESOLUTION

At the Meeting, the Shareholders of the Company will be asked to consider and approve an ordinary resolution, in substantially the following form, in order to approve the Equity Incentive Plan, which resolution requires approval of greater than 50% of the votes cast by the disinterested Shareholders who, being entitled to do so, vote, in person or by proxy, on the ordinary resolution at the Meeting:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

a)	subject to final acceptance of the TSXV, the Company’s Amended Equity Incentive Plan (the “Equity Incentive Plan”), to allow for no more than 51,145,906 incentive shares to be issued, substantially in the form attached as Appendix “B” to the management information circular of the Company dated November 29, 2024, is hereby approved;

b)	the directors of the Company or any committee of the board of directors of the Company are hereby authorized to grant restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) pursuant to the Equity Incentive Plan to those eligible to receive RSUs, PSUs and DSUs thereunder;

c)	any one (1) director or officer of the Company is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in such director’s opinion may be necessary to give effect to the matters contemplated by these resolutions; and

d)	notwithstanding that this resolution be passed by the shareholders of the Company, the Equity Incentive Plan is conditional upon receipt of final approval of the TSXV, and the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable to the directors.”

RECOMMENDATION OF THE BOARD

The Board has determined that the Equity Incentive Plan is in the best interests of the Company and the Shareholders and unanimously recommends that the Shareholders vote in favour of approving the Equity Incentive Plan. In the absence of any contrary directions, it is the intention of management to vote proxies in the accompanying form FOR the foregoing resolution.

The Board reserves the right to amend any terms of the Equity Incentive Plan or not to proceed with the Equity Incentive Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Company and the Shareholders and to do so in light of any subsequent event or development occurring after the date of the Information Circular.

6.	OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Information contained in this Statement of Executive Compensation is at June 30, 2024, unless otherwise indicated and all dollar amounts referenced herein are in Canadian Dollars, unless otherwise specified.

For the purpose of this statement of executive compensation, a “CEO” or “CFO” means each individual who served as Chief Executive Officer or Chief Financial Officer, respectively, of the Company or acted in a similar capacity during the most recently completed financial year.

A “Named Executive Officer” or “NEO” means each CEO, each CFO, the Company’s most highly compensated officer, other than the CEO and CFO, who was serving as an officer at the end of the most recently completed financial year and whose total compensation was more than $150,000, and any additional individuals who would be a Named Executive Officer but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of the financial year.

Based on the foregoing definitions, the Company’s Named Executive Officers in respect of the year ended June 30, 2024, were Devinder Randhawa, Chief Executive Officer, and Ryan Cheung, Chief Financial Officer, and Raymond Ashley, President.

General

The primary objectives of the Company’s executive compensation program are to attract, motivate and retain highly trained, experienced and committed executive officers who have the necessary skills, education, experience and personal qualities required to manage the Company’s business for the benefit of its shareholders, and to align their success with that of the shareholders.

Salaries or Consulting Fees: Future base executive compensation, in the form of salaries or consulting fees, will provide a fixed level of compensation for discharging the specific duties and responsibilities of the executive. The Board recognizes that the size of the Company may prohibit executive compensation from matching those of larger companies in the industry. The Board also believes that long-term equity interests, in the form of options (described above), will compensate for lower base fees. This compensation strategy is similar to the strategies of many other companies within the Company’s peer group.

Stock Based Compensation: Under the terms of the Company’s Stock Option Plan, the Board or a committee of the Board may grant incentive stock options to the Company’s directors, officers, employees and consultants to purchase Shares. The purpose of options is to provide a direct long-term incentive to improve shareholder value over time. The level of grant is determined by reference to standards of practice within the junior mining industry and the individual’s level of responsibility within the Company. The Company does not have a program or regular annual grant of options. When determining options to be allocated, several factors are considered, including the number of outstanding options held by an individual, the value of such options, and the total number of options available for granting.

When determining executive compensation, the Board will review the compensation policies of companies engaged in businesses similar to the Company’s. Although the Company has not obtained any industry reports regarding compensation, at the appropriate time the Board will review publicly available information with respect to compensation paid to the executives of companies that are also engaged in the acquisition, exploration and development of oil and gas properties.

In setting the base compensation levels for individuals, consideration will be given to objective factors such as the level of responsibility, experience and expertise, as well as subjective factors such as leadership and contribution to corporate performance. Fees will be reviewed annually and adjustments may be made based upon corporate and personal performance, market conditions and the level of responsibility attributed to specific executives.

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Unless otherwise noted, the following information is for the Company’s last completed financial year ended June 30, 2024:

“Company” means F3 Uranium Corp.;

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“NEO” or “named executive officer” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year ended June 30, 2024, whose total compensation was more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons;

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

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Director and NEO compensation, excluding options and compensation securities

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or its subsidiary, to each NEO and director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or a director of the Company for services provided and for services to be provided, directly or indirectly, to the Company or its subsidiary.

Table of compensation excluding compensation securities
Name and Position	Year Ended June 30	Salary, consulting fee, retainer or commission ($)	Bonus ($) (10)	Committee or meeting fees (1) ($)	Value of perquisites ($)	Value of all other compensation ($)	Total Compensation ($)
Devinder Randhawa CEO, Director	2024 2023	400,000 266,667	670,000 403,500	56,500 25,500	NIL NIL	NIL NIL	1,126,500 695,667
Ryan Cheung CFO, Corp Secretary	2024 2023	108,000 108,000	87,000 30,000	NIL NIL	NIL NIL	NIL NIL	195,000 138,000
Raymond Ashley(2) President, Director	2024 2023	340,000 162,885	385,000 280,000	55,000 2,500	NIL NIL	NIL NIL	780,000 445,384
Sam Hartmann(3) VP Exploration	2024 2023	280,000 64,615	206,000 120,000	NIL NIL	NIL NIL	NIL NIL	486,000 184,615
Jamie Bannerman(4) VP Corp Dev.	2024 2023	209,832 164,298	190,000 105,000	NIL NIL	NIL NIL	NIL NIL	399,832 269,298
John DeJoia(5) Director	2024 2023	NIL NIL	89,991 NIL	64,281 8,921	NIL NIL	NIL NIL	154,162 8,921
Terrence Osier (6) Director	2024 2023	NIL NIL	90,734 NIL	67,072 8,921	NIL NIL	NIL NIL	157,806 8,921
Laurie Thomas (7) Director	2024 2023	NIL N/A	30,833 N/A	66,500 N/A	NIL N/A	NIL N/A	97,333 N/A
Nicky Grant (8) former Director	2024 2023	N/A NIL	N/A 6,000	N/A 16,000	N/A NIL	N/A NIL	N/A 22,000
Chris Hilditch(9) former Director	2024 2023	N/A NIL	N/A NIL	N/A 3,071	N/A NIL	N/A NIL	N/A NIL

NOTES:

(1)	Received for services as director and members of committees.

(2)	Mr. Ashley was appointed to the board on April 4, 2023, and as President on April 11, 2023.

(3)	Mr. Hartman was appointed as VP Exploration April 2023

(4)	Mr. Bannerman was appointed as VP Corp Dev. April 2023

(5)	Mr. DeJoia was appointed to the board on April 4, 2023.

(6)	Mr. Osier was appointed to the board on April 4, 2023.

(7)	Ms. Thomas was appointed to the board on September 23, 2023.

(8)	Nicky Grant was appointed to the Board on August 3, 2022 and subsequently resigned on April 4, 2023.

(9)	Mr. Hilditch was appointed to the Board on February 14, 2023, and resigned on April 4, 2023.

(10)	Bonus payments are determined by the Compensation Committee and management, considering the milestones and accomplishments that have been achieved.

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Compensation Philosophy, Objectives and Governance

Compensation of Named Executive Officers and directors is determined based on discussion by the Board of Directors. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and results with a view to increasing long-term Shareholder value; and (b) align management’s interests with the long-term interests of Shareholders.

The Board evaluates individual executive performance with the goal of setting compensation at levels that they believe are comparable with executives in other companies of similar size and stage of development operating in the same industry. In connection with setting appropriate levels of compensation, the Board base their decisions on their general business and industry knowledge and experience and publicly available information of comparable companies while also taking into account the Company’s relative performance and strategic goals.

The Compensation Committee was formed by the Board and reviews and makes recommendations to the Board in its oversight role with respect to, among other things:

(a)	fair compensation of executive officers and directors of the Company;

(b)	performance of the CEO and CEO succession planning;

(c)	individuals qualified to become new directors of the Company, while giving equal consideration to women for Board positions;

(d)	director nominees for the next annual meeting of Shareholders;

(e)	the policies of the Board on an annual basis and, if considered appropriate by the Compensation Committee, suggest changes to the Board;

(f)	performing such tasks as indicated in the Company’s Corporate Governance Guidelines; and

(g)	administering the Code and other relevant policies of the Company.

The current members of the Compensation Committee are John DeJoia, Terrence Osier and Laurie Thomas, with each being an independent director within the meaning of NI 52-110. Mr. DeJoia is the Chairman of the Compensation Committee.

Each member of the Compensation Committee has the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices.

COMPENSATION PROCESS

The Compensation Committee is responsible for reviewing and recommending to the Board all compensation arrangements for the NEOs of the Company and the directors, including stock option grants, on an annual basis.

Elements of Executive Compensation

The executive officer compensation consists of three basic elements: (i) base salary; ii) the payment of bonuses where appropriate, at the discretion of the Board, and ii) incentive stock options. The base salary established for each executive officer is intended to reflect each individual’s responsibilities, experience, prior performance and other discretionary factors deemed relevant by the Board. In deciding on the salary portion of the compensation of the executive officers, major consideration is given to the fact that the Company is an early-stage investment company and must rely mainly on funds raised from equity financing. Therefore, greater emphasis may be put the achievement of set strategic investments for the payment of bonuses and on incentive stock option compensation. The incentive stock option portion of the compensation is designed to provide the executive officers of the Company with a long-term incentive in developing the Company’s business. Options granted under the Company’s stock option plan are approved by the Board, and if applicable, its subcommittees, after consideration of the Company’s overall performance and whether the Company has met targets set out by the executive officers in their strategic plan.

As at the year ended June 30, 2024, the significant elements of compensation awarded to the NEOs were cash salaries, cash bonuses and Options. The Board reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above.

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Cash Salary and Bonus

Base compensation and bonus for executive officers of the Company is set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions and peer group analysis. In setting base compensation and bonus levels, consideration is to be given to such factors as level of responsibility, experience and expertise in addition to the policies of the Exchange. Subjective factors such as leadership, commitment and attitude are also to be considered.

Options

As part of the long-term component to the executive compensation program, executive officers of the Company are eligible to receive Options. The maximization of Shareholder value is encouraged by granting Options since it provides an incentive to eligible persons to further the development, growth and profitability of the Company. Consideration will be given to granting Options amongst the various organizational levels of management, including directors, officers, employees and certain consultants. The CEO makes recommendations to the Board for the CFO, employees and certain consultants. These recommendations are to take into account factors such as awards made in previous years, the number of options and share awards outstanding per individual and the level of responsibility. The Board, as a whole, determines the Options to be issued to the CEO.

Pension Plans

The Company does not have any form of pension plan that provides for payments or benefits to the NEOs at, following or in connection with retirement. The Company does not have any form of deferred compensation plan.

Elements of Director Compensation

The compensation program was put in place whereby the directors of the Company who are not Named Executive Officers (“NEO’S”) would receive annual director’s fees, paid quarterly. All directors are reimbursed for reasonable expenses incurred by them in their capacity as directors, including among other things, travel and out of pocket expenses incurred in connection with meetings of the Board or any committee of the Board. In addition, the directors are entitled to participate in the Company’s stock option plan. The Board annually reviews the Company’s approach to director compensation, generally, against the backdrop of the compensation goals and objectives described above.

In addition to directors’ fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

(i)	compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and

(ii)	the structure of the compensation should be simple, transparent and easy for Shareholders to understand

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STOCK OPTIONS AND OTHER COMPENSATION SECURITIES

The Company’s granted and outstanding compensation securities to the Directors and NEOs for the financial year ended June 30, 2024.

Compensation Securities
Name and Position	Type of Compensation Security	Number of compensation securities, number of underlying securities, and percentage of eligible in the class	Date of Issue or Grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Devinder Randhawa CEO, Chairman, Director	Stock Options	1,800,000 1,450,000 600,000 1,500,000 2,000,000 1,613,000 17% of Options	2021-09-02 2021-10-14 2022-03-08 2023-04-06 2023-12-15 2024-01-12	0.12 0.16 0.20 0.33 0.41 0.45	0.13 0.20 0.20 0.34	0.075 0.075 0.075 0.34	2026-09-02 2026-10-14 2027-03-08 2028-04-06 2028-12-15 2029-01-12
	RSU	10,272,618 2,000,000 30% of RSU’s	-	-	-	-	2025-01-01 2027-12-15
Raymond Ashley President, Director	Stock Options	500,000 350,000 1,350,000 2,000,000 1,566,000 12% of Options	2021-10-12 2022-03-08 2023-04-06 2023-12-15 2024-01-12	0.20 0.19 0.34 0.41 0.45	0.16 0.20 0.33	0.075 0.075 0.34	2026-10-12 2027-03-08 2028-04-06 2028-12-15 2029-01-12
	RSU	4,300,000 2,000,000 15% of RSU’s	2022-12-21 2023-12-15	-	-	-	2025-01-01 2027-12-15
John DeJoia Director	Stock Options	1,000,000 1,000,000 783,000 5% of Options	2023-04-10 2023-12-15 2024-01-12	0.33 0.41 0.45	0.34	0.34	2028-04-06 2028-12-15 2029-01-12
	RSU	1,000,000 2% of RSU’s	2023-12-15				2027-12-15
Terrence Osier Director	Stock Options	1,000,000 1,000,000 783,000 5% of Options	2023-04-06 2023-12-15 2024-01-12	0.33 0.41 0.45	0.34	0.34	2028-04-06 2028-12-15 2029-01-12
	RSU	1,000,000 2% of RSU’s	2023-12-15				2027-12-15

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Compensation Securities
Name and Position	Type of Compensation Security	Number of compensation securities, number of underlying securities, and percentage of eligible in the class	Date of Issue or Grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Ryan Cheung CFO	Stock Options	250,000 150,000 250,000 105,000 3% of Options	2021-09-02 2021-10-14 2022-03-09 2023-04-06	0.12 0.16 0.20 0.33	0.13 0.20 0.20 0.34	0.075 0.075 0.075 0.34	2026-09-02 2026-10-14 2027-03-09 2028-04-06
	RSU	500,000 1.8% of RSU’s	2022-12-21	-	-	-	2026-01-01
Sam Hartmann VP of Explorations	Stock Options	200,00 100,000 480,000 1,000,000 783,000 5% of Options	2021-10-12 2022-03-08 2023-04-06 2023-12-15 2024-01-12	0.20 0.19 0.34 0.41	0.16 0.20 0.33 0.41	0.075 0.075 0.34	2026-10-12 2027-03-08 2028-04-06 2028-12-15 2029-01-12
	RSU	533,333 1,000,000 6% of RSU’s	2022-12-21 2023-12-15	-	-	-	2025-01-01 2027-12-15
Jamie Bannerman VP Corp. Development	Stock Options	400,000 275,000 250,000 250,000 750,000 588,000 5% of RSU’s	2021-09-02 2021-10-14 2022-03-09 2023-04-06 2023-12-15 2024-01-12	0.12 0.16 0.20 0.33 0.41 0.45	0.13 0.20 0.20 0.34 0.41	0.075 0.075 0.075 0.34	2026-09-02 2026-10-14 2027-03-09 2028-04-06 2028-12-15 2029-01-12
	RSU	1,000,000 750,000 3% of RSU’s	2022-12-22 2023-12-15	-	-	-	2025-01-01 2027-12-15
Laurie Thomas Director	Stock Options	500,000 391,000 2% of Options	2023-12-15 2024-01-12	0.41 0.45	0.41		2028-12-15 2029-01-12
	RSU	500,000 1% of RSU’s	2023-12-15	-	-	-	2028-12-15

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EXERCISE OF COMPENSATION SECURITIES BY DIRECTORS AND NEOs

The following table provides a summary of all compensation securities exercised by directors and NEOs during the most recently completed financial year ended June 30, 2024:

Name and position	Type of Compensation Security	# of underlying securities exercised	Exercise price per security ($)	Date of Exercise	Closing Price of Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Raymond Ashley	Stock Options	100,000	0.12	April 29, 2024	0.415	0.295	$29,500
Jamie Bannerman	Stock Options	50,000	0.12	April 19, 2024	0.40	0.28	$14,000
Devinder Randhawa	Stock Options	840,000		Dec 27, 2023	0.40
		320,000		Dec 27, 2023	0.40
		350,000	0.12	Apr 19, 2024	0.40	0.28	$98,000

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth aggregated information as at November 29, 2024, with respect to the Stock Option Plan, which, together with the RSU Plan, are the only compensations plan under which equity securities of the Company are authorized for issuance to employees or nonemployees such as directors and consultants:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Securityholders (1)	42,254,541 10% option plan (1) 33,152,377 10% fixed RSU plan	0.23	9,161,365 10% option plan 1,184,498 10% fixed RSU plan
Equity compensation plans not approved by securityholders	NIL	-	10,042,506 RSUs
Total	75,406,918		20,388,369

1)	The Option Plan provides that the aggregate number of securities reserved for issuance under the Option Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of granting of Options.

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DIRECTORSHIPS IN OTHER PUBLIC COMPANIES

The following directors of the Company are also directors of other reporting issuers (or the equivalent) as set forth below:

DIRECTOR NAME	REPORTING ISSUER
Devinder Randhawa	Genesis AI Corp. Shine Minerals Corp. Strathmore Plus Uranium Corp.
John DeJoia	Strathmore Plus Uranium Corp.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than as set forth below, the Corporation does not have any plan, contracts, or arrangements in place with any NEO that provides for payment following or in connection with any termination (whether voluntary, involuntary or constructive), as a result of resignation, retirement, change of control, etc. or if his / her responsibilities change following a change of control.

On May 1, 2023, the Corporation entered into a consulting services agreement with Midland Management Ltd. (“Midland Management”) pursuant to which Midland Management will provide services to the Corporation related to executive management, strategic corporate planning and third-party engagement (the “Midland Consulting Agreement”). If there is a Change of Control (as defined below) of the Corporation and the Midland Consulting Agreement is terminated by the Corporation within 60 days of a Change of Control or Midland Management terminates the Midland Consulting Agreement by giving written notice to the Corporation within 180 days of becoming aware of the Change of Control having occurred, the Corporation will pay to Midland Management a lump sum of the annual fee of $108,000, and the average of the annual bonuses or other cash incentive payments, if any, paid by the Corporation to Midland Management for the calendar year immediately preceding the year in which the termination date occurs. Additionally, upon termination of the Midland Consulting Agreement by the Corporation, the Corporation shall pay to Midland Management any bonus fees owing to Midland Management immediately prior to the termination of the Midland Consulting Agreement, and all stock options granted to Midland Management, or previously to Ryan Cheung in his role as employee, director or consultant of the Corporation, shall vest and be exercisable in accordance with the F3 Option Plan.

On May 15, 2023, as amended on August 1, 2023, the Corporation entered into a consulting services agreement with RD Capital Inc. (“RD Capital”) pursuant to which RD Capital will provide services to the Corporation related to executive management, strategic corporate planning and third-party engagement (the “RD Consulting Agreement”). If there is a Change of Control (as defined below) of the Corporation and the RD Consulting Agreement is terminated by the Corporation within 60 days of a Change of Control or RD Capital terminates the RD Consulting Agreement by giving written notice to the Corporation within 60 days of becoming aware of the Change of Control having occurred, the Corporation will pay to RD Capital two times the annual fee of $400,000 or such higher annual fee as at the date of termination, two times the bonus fee, as determined by applicable executive bonus plans, based on the average of the previous three years of bonus fees multiplied by two, or, if termination occurs before three calendar years, the total of the bonus fees payable in the previously full calendar year multiplied by two. Additionally, upon termination of the RD Consulting Agreement by the Corporation, the Corporation shall pay to RD Capital any bonus fees owing to RD Capital immediately prior to the termination of the RD Consulting Agreement, and all stock options granted to RD Capital, or previously to Devinder Randhawa in his role as employee, director or consultant of the Corporation, shall vest and be exercisable in accordance with the F3 Option Plan.

Pursuant to an employment agreement (the “Employment Agreement”) with Raymond Ashley (the “Mr. Ashley”), if there is a Change of Control of the Corporation and the Employment Agreement is terminated by the Corporation within 60 days of a Change of Control or Mr. Ashley terminates the Employment Agreement by giving written notice to the Corporation within 60 days of becoming aware of the Change of Control having occurred, the Corporation will pay to Mr. Ashley two times the annual fee or such higher annual fee as at the date of termination, two times the bonus fee, as determined by applicable executive bonus plans, based on the average of the previous three years of bonus fees multiplied by two, or, if termination occurs before three calendar years, the total of the bonus fees payable in the previously full calendar year multiplied by two. Additionally, upon termination of the Employment Agreement by the Corporation, the Corporation shall pay to Mr. Ashley any bonus fees owing to Mr. Ashley immediately prior to the termination of the Employment Agreement, and all stock options granted to Mr. Ashley, or previously to Mr. Ashley in his role as employee, director or consultant of the Corporation, shall vest and be exercisable in accordance with the F3 Option Plan.

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A Change of Control shall mean (i) at least 50% in fair-market value of all the assets of the Corporation are sold; (ii) there is direct or indirect acquisition by a person or group of persons of voting securities of the Corporation, that in aggregate with those voting securities held by such person or group of persons, constitutes 50% or more of the outstanding voting securities of the Corporation; (iii) a majority of the Board’s nominees for election are not elected at any annual or special meeting of shareholders of the Corporation; (iv) a liquidation, dissolution or winding up of the Corporation occurs; or (v) the amalgamation, merger or arrangement of the Corporation with another entity, other than Fission Uranium Corp., where the shareholders of the Corporation immediately prior to the transaction will hold less than 50.1% of the voting securities of the resulting entity.

ORIENTATION AND CONTINUING EDUCATION

When new directors are appointed, they receive orientation commensurate with their previous experience and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

ETHICAL BUSINESS CONDUCT

The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

NOMINATION OF DIRECTORS

The Compensation Committee determines compensation for the directors and executive officers and is comprised of three (3) directors.

The Company’s compensation philosophy for executives continues to follow three underlying principles:

(i)	to provide a compensation package that encourages and motivates performance;

(ii)	to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and

(iii)	to align the interests of its executive officers with the long-term interests of the Company and its securityholders through stock-related programs.

When determining compensation policies and individual compensation levels for executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include overall financial and operating performance of the Company, the Compensation Committee and the Board’s overall assessment of each executive’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparable’ s. Executive compensation is comprised primarily of a base salary and participation in the Company’s stock option plan and may also consist of bonuses and other perquisites which are awarded on an occasional basis.

The salary for each executive officer’s position is primarily determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, and the assessment of such individual as presented by management to the Board and the Compensation Committee. The salary is intended to provide the executive officer with a compensation level competitive with base salaries within the industry.

Executive officers benefit from improved performance of the Company almost entirely through their participation in the Company stock option plan and from time to time by the receipt of bonuses.

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Audit Committee

The Audit Committee is responsible for the Company’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors.

The Audit Committee also assists the Board in fulfilling its responsibilities by reviewing the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing the Company’s financial strategies, its financing plans and its use of the equity and debt markets.

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached hereto as Schedule “A” to this Information Circular.

Composition of Audit Committee

The current members of the Audit Committee are Laurie Thomas, Terrence Osier, and John DeJoia. All members are considered independent. All members of the Audit Committee are financially literate.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

All the Audit Committee members are senior-level businesspeople with experience in financial matters; each has an understanding of accounting principles used by the Company to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.

In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors or officers of public companies other than the Company.

John DeJoia

Mr. DeJoia has over 40 years in the uranium industry and holds a B.S. in Geology from the University of Wyoming. John has held positions as Chief Geologist, Director of Technical Services, Construction Manager and Senior Vice-President positions.

Terrence Osier

Mr. Osier has a Master of Science in Geology from Idaho State University, and a Bachelor of Science in Geology from Western Washington University and has over 10 years in the public sector.

Laurie Thomas

Ms. Thomas is a Past Director of the Institute of Chartered Professional Accountants of Saskatchewan and Past Chair of the Audit Committee. She currently sits as a Director on the Board for Meadow Lake Tribal Council Industrial Investments and is Chair of the Audit Committee.

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Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

In respect of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110. In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “Audit Fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related Fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax Fees” are billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. “All Other Fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two (2) financial years, by category, are as follows:

Auditor	Financial Year Ending June 30	Audit Fees(1) ($)	Audit-related Fees(2) ($)	Tax Fees(3) ($)	All Other Fees(4) ($)
Charlton & Company	2023	50,000	Nil	Nil	Nil
Davidson & Company LLP	2024	90,000	145,000	Nil	Nil
Charlton & Company	2024	NA	NA	NA	35,000

NOTES:

(1)	The aggregate audit fees billed.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements that are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	Fees billed for review of 2024 third quarter financials as needed for the completion of the Plan of Arrangement.

CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), issuers are to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board has delegated the corporate governance of the Company to the CCGN Committee. The Board and the Company’s management consider good corporate governance to be central to the effective and efficient operation of the Company. Below is a discussion of the Company’s approach to corporate governance.

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BOARD OF DIRECTORS

Independence of Board of Directors

Under National Instrument 52-110 - Audit Committees (“NI 52-110”), a director is independent if he or she has no direct or indirect material relationship with us. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us. More than half of our current directors are independent: Mrs. Thomas, Mr. DeJoia and Osier are “independent” within the meaning of NI 52-110. Mr. Randhawa and Ashley are not independent because they serve respectively as the CEO and President of the Company, respectively.

Board Oversight

The Board currently consists of five (5) members, three of whom are independent. Mr. Randhawa is currently the Chair of the Board. Post meeting date the Board will consist of 4 members. The Board has the overall responsibility for the strategic planning and general management of the business and affairs of the Company. The Board facilitates its exercise of independent supervision over management through a combination of formal meetings of the Board, as well as informal discussions amongst the Board members combined with input from its committees having a majority of independent directors

BOARD REVIEW PROCESS

The Company does not have a formal Board Review Policy. The Board, on an ad hoc basis, conducts informal assessments of the Board’s effectiveness, the individual directors, the reports from the committees and communication between the Board and management.

COMMITTEES OF THE BOARD OF DIRECTORS

Committees of the Board are an integral part of the Company’s governance structure. At the present time, the Company has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee

ASSESSMENTS

The board has not, as yet, established procedures to formally review the contributions of individual directors. At this point, the directors believe that the board’s current size facilitates informal discussion and evaluation of members’ contributions within that framework.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted formal term limits or a formal retirement policy for its directors. The By-laws of the Company provide that all directors in office shall retire at the next annual general meeting of the Shareholders and if qualified, shall be eligible for re-election. Accordingly, the Company has determined that term limits or mandatory retirement based on age is not necessary. The Company feels that the imposition of such limits could be counter productive as it has been the Company’s experience that its directors become increasingly more effective, and better able to provide fresh insights and perspectives and to function independently from management, as they gain experience and a deeper understanding of the Company’s business and its strategic and operational objectives.

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Policies Regarding the Representation of Women on the Board

The Company does not have a written policy or set targets relating to the identification and nomination of women on the Board. The Board may consider the adoption of such a policy in the future if it deems it to be in the best interests of the Company. The Board is committed to nominating the best candidates to fulfill director roles and executive officer positions taking into account diversity and personal characteristics such as age, gender, race, cultural and educational background to ensure the Board and executive officers have the proper skills, expertise and diversity of perspectives. At this time, the Board has determined that it is not necessary of the Company to have such written policies given the current size of the Board, the relatively static composition of the Board over recent years and that the nominating function is currently performed by the Board as a whole.

Consideration of the Representation of Women in Director Identification and Selection

The Board is relatively static, with few new directors being nominated by the Board on an annual basis. However, when the Board does identify and nominate new directors, it aims to maintain a composition which provides the best mix of perspectives, experience and expertise to lead the Company’s long- term strategy and monitor ongoing business operations. When identifying and nominating new members, the Board will do so with a view to its overall diversity, including level of representation of women on the Board in tandem with other considerations, including a candidate’s experience, skills, independence, and the time a proposed nominee is able to devote to the Board.

Consideration of the Representation of Women in Executive Officer Appointments

In making new executive officer appointments, the Board considers the overall diversity of the Company’s executive team, including the level of women in executive positions, in tandem with other considerations, including candidates’ experience, skills, independence, and the time a proposed nominee is able to devote to the appointment. Currently, the Company has had a women in the director position and as the Corporate Secretary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or above, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the executive officers and directors of the Company.

ADDITIONAL INFORMATION

Financial information about the Company is included in the Company’s financial statements and Management’s Discussion and Analysis for the financial year ended June 30, 2024, which have been electronically filed with regulators and are available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. Copies may be obtained upon request to the Company at 750 – 1620 Dickson Ave., Kelowna, BC V1Y 9Y2. You may also access the Company’s public disclosure documents through the Internet on SEDAR+ at www.sedarplus.ca

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the shareholders have been approved by the Directors of the Company.

DATED at Vancouver, British Columbia, this 5th day of December 2024.

BY ORDER OF THE BOARD

Signed: “Devinder Randhawa”
DEVINDER RANDHAWA
Chief Executive Officer and Director

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SCHEDULE “A”

AUDIT COMMITTEE CHARTER

F3 URANIUM CORP. AUDIT COMMITTEE CHARTER

1.	Overall Purpose / Objectives

The Audit Committee will assist the Board of Directors in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal controls and management of financial risks and the audit process. In performing its duties, the Audit Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

2.	Authority

The Board authorizes the Audit Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, to set and pay the compensation for any advisors employed by the Audit Committee, to ensure the attendance of Company officers at meetings as appropriate and to communicate directly with the Company’s external auditors.

3.	Organization

3.1	The Audit Committee will be comprised of at least three members, all of whom shall be directors of the Company. Whenever reasonably feasible a majority of the members of the Audit Committee shall have no direct or indirect material relationship with the Company. If less than a majority of the Board of Directors are independent, then a majority of the members of the Audit Committee may be made up of members that are not independent of the Company, provided that there is an exemption in the applicable securities law, rule, regulation, policy or instrument (if any).

3.2	The Chairman of the Audit Committee (if any) will be nominated by the Audit Committee from the members of the Audit Committee who are not officers or employees of the Company, or a company associated or affiliated with the Company, from time to time.

3.3	A quorum for any meeting will be two members.

3.4	The secretary of the Audit Committee will be the Company secretary, or such person as nominated by the Chairman of the Audit Committee, if there is one, or by the members of the Audit Committee.

Attendance at Meetings

3.5	The Audit Committee may invite such other persons (e.g., the President or Chief Financial Officer) to its meetings, as it deems appropriate.

3.6	Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

4.	Roles and Responsibilities

The Audit Committee will:

4.1	Review and recommend to the Board of Directors any revisions or updates to the Audit Committee Charter.

4.2	Recommend to the Board of Directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

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(b)	the compensation of the external auditor.

4.3	Directly oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.4	Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor provided that the Audit Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

4.5	Review the Company’s financial statements, MD&A and, if applicable, annual and interim earnings press releases before the Company publicly discloses this information.

4.6	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection 4.5 and shall periodically assess the adequacy of those procedures.

4.7	Establish procedures for:

a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.8	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

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